UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-39337

Ebang International Holdings Inc.

(Exact name of registrant as specified in its charter)

12 Marina View, #20-02B, Asia Square Tower 2,

Singapore, 018961

+86 571-8817-6197

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 19, 2024, the Registrant, through its indirect U.S. wholly owned subsidiary, Ebon Solar LLC, entered into an agreement to purchase approximately 100 acres of land in the City of Albuquerque, Bernalillo County, New Mexico, U.S. The agreement contains customary representations, warranties and agreements by each party thereto, customary conditions to closing, and other obligations of the parties and termination provisions. The Registrant, through its subsidiary operations, plans to develop renewable energy projects on the property upon closing. This is one of many continuing efforts by the Registrant that is intended to explore new business opportunities by leveraging its core competencies, and to diversify its products in order to enhance shareholder value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ebang International Holdings Inc.

Date: August 8, 2024	By:	/s/ Dong Hu
		Name:	Dong Hu
		Title:	Chairman, Chief Executive Officer and Chief Financial Officer